Conformed Copy

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

Masisa S.A.
(Exact name of Registrant as specified in its charter)

Masisa Incorporated
(Translation of Registrant’s name into English)

Los Conquistadores 1700 Piso 12, Providencia
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes               No

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MASISA S.A.

Date: January 31, 2003	By: /s/ Carlos Marín
Name: Carlos Marín
Chief Financial Officer

NEWS RELEASE

For Further Information:

Juan Diuana Investor Relations Masisa S.A. (56 2) 707-8710 Email: jdiuana@masisa.cl Internet: www.masisa.com	Patrick Kilhaney Citigate Financial Intelligence (212) 840-0008 ext. 273 Email: patrick.kilhaney@citigatefi.com

THE BOARD OF DIRECTORS OF MASISA S.A. RULES OUT MERGER WITH FORESTAL
TERRANOVA S.A.

(Santiago, Chile, January 31, 2003) - Masisa S.A. (NYSE: MYS), Latin America’s leading wood board manufacturer, announced that its Board of Directors has ruled out a merger or integration between Masisa S.A. and its parent company, Forestal Terranova S.A.

During the Company’s Ordinary Board Meeting, held yesterday, the Board agreed to dismiss the idea of a merger. The Board had requested that management study, in conjunction with its external advisers, the benefits of a merger between Masisa and Forestal Terranova. In accordance with Chilean law, Masisa had informed the Chilean securities authorities of the decision to study possibility of a merger by means of a confidential filing in December of 2002.

MASISA, which listed its American Depositary Receipts on the NYSE in June 1993, is the leading manufacturer in South America of MDF and particleboard, in its raw, melamine laminated and wood veneer versions. The Company produces approximately 90% of the particleboard in Chile, 40% of the particleboard in Argentina, 60% of the MDF in Chile and 70% in Argentina. The Company is also a leading Chilean producer of wooden doors. Through its subsidiary Forestal Tornagaleones S.A., Masisa participates in the forestry business in Chile and Argentina.